

Mail Stop 4720

April 30, 2010

Via U.S. Mail and Facsimile

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Repayment of TARP and Exit from Loss-Sharing Agreement; Common and Preferred Stock Activities, page 7

1. We note that on December 23, 2009, you repaid the $20 billion of TARP trust preferred securities held by the U.S. Treasury and exited the loss-sharing

agreement. Please disclose in future filings the extent to which you retain any continuing obligations to the Federal Government due to the fact that the related warrants are still outstanding. For example, disclose the extent to which you continue to provide reports regarding your financial condition or continue to be subject to executive compensation rules, etc. Additionally, please disclose any impact the repayment is expected to have on your liquidity.

Managing Global Risk

Credit Risk, page 63

2. Please tell us and revise your future filings to disclose the extent to which you have performed any commercial or commercial real estate (CRE) workouts. Please also specifically address whether you have restructured an existing loan into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these or other types of commercial or CRE workouts, please provide us with and revise your future filings to disclose the following:

a. Quantify the amount of commercial or commercial real estate loans that have been renegotiated or modified, and describe the types of modifications or work outs performed;

b. Quantify the amount of loans that have been restructured using a multiple loan type of workout strategy in each period presented;

c. Discuss the benefits of each workout strategy, including the impact on interest income and credit classification;

d. Discuss the general terms of the new multiple loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

e. Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

f. Confirm that the A note is classified as a TDR, and explain your policy for removing such loans from TDR classification; and

g. Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

3. We note your disclosure that Corporate non-accrual loans increased from the prior year mainly due to Citi's continued policy of actively moving loans into non-

accrual at earlier stages of anticipated distress. Please clarify specifically the impact of this policy on the increase in non-accrual loans and clarify what types of loans this policy applies to. Provide any trend or other information you evaluate in connection with the decision to place loans on non-accrual under this policy, for example, sales of properties related to construction loans has slowed or ceased. Please confirm the length of time this policy has been in existence. If this policy is not new, it appears that the increase is due to changes in the credit environment and not due to your policy. However, if your policy or method or extent of policy enforcement was changed, please disclose the impact of this change on the allowance for loan losses and clarify how the current policy differs from your previous policies.

Non-Accrual Assets, page 66

4. We note your revised disclosure in the footnotes to your tabular disclosures on page 67 in response to our prior comment 6 from our letter dated January 29, 2010 related to your Form 8-K filed January 19, 2010. In order to promote transparency and clarity in your disclosures, please revise this disclosure in future filings to quantify the following:

    a. The amount of the allowance for credit card and purchased distressed loans included in your total allowance for loan losses balance presented; and,

    b. The amount of credit card balances and purchased distressed loans excluded from the non-accrual loans balance presented.

Renegotiated Loans, page 67

5. Given your activity in loan modification programs for multiple types of loans, please revise this table in future filings to disclose the amount of renegotiated loans by loan type.

Consumer Loan Modification Programs, page 72

6. We note your enhanced disclosures regarding your consumer loan modification programs here and on pages 73-80 in response to our prior comment 2 from our letter dated January 12, 2010 related to your Form 10-Q for the period ended September 30, 2009. However, we were unable to locate a quantification of the types of concessions made, including reduction in interest rates (e.g., average rate granted under each program), payment extensions (e.g., average period of extension granted under each program), forgiveness of principal, forbearance or other actions. Please revise your disclosures in future filings accordingly.

7. Additionally, please quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program. Discuss how you consider these success metrics in your determination of the allowance for loan losses.

8. We note your disclosure regarding your short-term consumer loan modification programs, which are designed to assist borrowers that are experiencing financial difficulty. Please address the following with respect to all of your short-term programs, addressing each major program separately (i.e., short-term credit card modifications vs. short-term mortgage modifications, etc.):

   a. Provide additional disclosure in future filings regarding the significant terms modified. For example, provide disclosure of the average interest rate reduction and the average payment deferral period.

   b. Provide us your analysis supporting your conclusion that the concessions provided on short-term modifications are insignificant and should not be classified and accounted for as troubled debt restructurings.

   c. Tell us whether any loan would revert back to its original terms during any temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to the classification of these loans as TDRs or as non-performing loans, and discuss how these events would impact the accounting for the loan as well as the classification and presentation in your Guide III data.

   d. Additionally, we note your disclosure on page 130 that where short-term concessions have been granted, "*the allowance for loan losses is calculated by the analyses described above for smaller-balance, homogeneous loans and also reflects the estimated future credit losses for those loans.*" It appears from this disclosure that these loans are included in your ASC 450-20 (SFAS 5) impairment analysis. Please tell us whether there would be a material difference in your allowance for loan losses if these loans were included in your ASC 310-10 estimate.

9. Please clarify in future filings whether you report the loans included in the HAMP trial period as modified under short-term programs. Please discuss, to the extent possible, the percentage of borrowers who successfully make payments during the trial period and qualify for a permanent modification of terms. Discuss how this information is incorporated into your estimation of the allowance for loan losses.

Significant Accounting Policies and Significant Estimates

Allowance for Credit Losses, page 107

10. Please clarify in future filings the extent to which you rely on guarantor support
from financially responsible guarantors in your determination of estimated loan
losses. In this regard, please provide the following information:

a. Disclose in detail how you evaluate the financial wherewithal of the
guarantor. Address the type of financial information reviewed, how current
and objective the information reviewed is, and how often the review is
performed.

b. Disclose how you evaluate the guarantor's reputation and willingness to work
with you and how this affects any allowance for loan loss recorded and the
timing of charging-off the loan.

c. Disclose how the guarantor's reputation impacts your ability to seek
performance under the guarantee.

d. Disclose how many times you have sought performance under a guarantee and
discuss the extent of the successes.

e. When the impaired loan is carried at a value in excess of the appraised value
due to the guarantee from the borrower, disclose in detail how you evaluate
and determine the realizable value of the borrower guarantee. Specifically
discuss the extent of your willingness to enforce the guarantee.

Securitizations – Elimination of QSPEs and Changes in the Consolidation Model for
Variable Interest Entities, page 107

11. We note your disclosure on page 108 that you intend to deconsolidate
approximately $1.9 billion of collateralized debt obligations and $1.2 billion of
equity-linked notes upon the adoption of SFAS 166 and 167 (ASC 860 and 810,
respectively). Please provide your accounting analysis supporting why you do not
believe that you have the combination of a) rights to receive benefits or
obligations to absorb losses that could be potentially significant to the entity, and
b) the powers to direct the activities that most significantly impact the economic
performance of the entity that would together provide a controlling financial
interest in the entity. Additionally, please tell us whether you have used similar
logic in not consolidating certain other structures upon the adoption of SFAS 167
(ASC 810), e.g., previously unconsolidated structures that were not consolidated
upon adoption as a result of your above analysis.

Representations and Warranties, page 130

12. Please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources and quantify to the extent possible. For example, on page 131 you disclose that requests for loan documentation packages is an early indicator of a potential claim, you consider the rate of success in appealing claims, etc. Please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.

Item 11. Executive Compensation

General

13. We are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that the risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Future Application of Accounting Standards – Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 141

Note 5. Interest Revenue and Expense, page 149

14. We note that your FDIC deposit insurance fees and charges are included in interest expense on deposits. Please revise future filings to quantify the amounts related to the insurance fees paid, either in the table or the footnotes thereto. If material, please tell us how you concluded that these fees are appropriately classified as interest expense.

Note 9. Retirement Benefits, page 155

15. We note that you currently have several non contributory defined-benefit pension plans and that you present your non-contributory defined-benefit pension plans on an aggregated basis in your tabular disclosures on pages 155-157. Please confirm that all plans presented on an aggregated basis have projected and accumulated pension obligations in excess of the fair value of the plan assets. If not, please revise your future filings to provide the disclosures required by ASC 715-20-50-3 for those plans that have accumulated benefit obligations in excess of the fair value of plan assets at the measurement date.

16. As requested in our comment letter dated April 3, 2009, revise future filings to disclose how you define "long-term" as it relates to your expected long-term rate of return on plan assets. Additionally, disclose the actual return on assets during the periods presented.

Note 11. Income Taxes, page 166

17. We note your disclosure on page 8 that the Treasury has indicated its intent to sell its holdings in Citigroup in 2010. Given the significance of the Treasury's holdings to your total common stock ownership (27%), please revise your disclosure in future filings to indicate whether you believe this may cause a change in ownership under the internal revenue tax code. If so, please revise to disclose how you concluded that your net deferred tax assets are fully realizable and did not require a valuation allowance.

Note 19. Goodwill and Intangible Assets, page 186

18. Please revise your disclosures in future filings to provide an expanded discussion of how you determined that the goodwill in the Local Consumer Lending – Cards reporting unit was not impaired in light of the continuing losses in that unit during 2008 and 2009 and through the first quarter of 2010, the increase in non-performing loans and declining credit quality trends associated with your loan portfolio. Additionally, please address the following in your future disclosures as well as your response letter:

   a. You state that you performed goodwill impairment testing for this reporting unit as of April 1, 2009, July 1, 2009, and November 30, 2009. Please provide a description of the assumptions used in your valuation models and the source of these assumptions, and whether the assumptions and methodologies used for valuing goodwill in the current year have changed in the testing performed over the course of the year. Accordingly, identify the impact of any changes, and describe the reasons for such changes.

b. Specifically tell us the growth rates and discount rates used at each of the testing dates, and explain the reasons for any changes between the dates.

c. Tell us the cash flows used as a baseline for your model, and tell us how these cash flows compare to the historical cash flows for this reporting unit.

d. Describe the degree of uncertainty associated with the key assumptions. Your disclosure should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

e. Provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. To that extent, we note your disclosure on page 32 that the net impact on Local Consumer Lending revenues for 2010 could be a reduction of $50 to $150 million due to the CARD Act. Specifically address how you considered that information in your assumptions and analysis as of the testing dates.

f. Describe any other quantitative or qualitative information considered when concluding that your goodwill in the Local Consumer Lending – Cards reporting unit was not impaired.

Legal Proceedings, page 263

19. We note your disclosures under Item 3 Legal Proceedings regarding the various litigation matters the Company is exposed to. We also note that in the majority of these situations, you have not disclosed either:

(i)   the possible loss or range of loss; or

(ii)   a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter.

Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

20. We note your disclosure on page 131 that under your representations and warranties you may be required to repurchase a loan with identified defects as well as indemnify or provide other recourse to the investor or insurer. Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

        *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Rebekah Moore, Staff Accountant, at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or Kathryn McHale, Attorney-Adviser, at (202) 551-3464 with any other questions. Alternatively, you may contact me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief